Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject Company: Ferris, Baker Watts, Incorporated
Filer’s Exchange Act File Number: 001-13928
[Information Summaries circulated by Ferris, Baker Watts, Incorporated to participants in the Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan]

FERRIS, BAKER WATTS, INCORPORATED
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
DISTRIBUTION INFORMATION SUMMARY
FOR CURRENT EMPLOYEES
REASON FOR DISTRIBUTION
The Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan (the “Plan”) is being terminated in connection with the merger of Ferris, Baker Watts, Incorporated (the “Company”) with a subsidiary of Royal Bank of Canada (“RBC”). All accounts in the Plan must be distributed before the merger becomes effective. To enable you to elect the manner of payment of your Accounts under the Plan the following information is being provided:
•	This Distribution Information Summary;

•	Special Tax Notice Regarding Plan Payments;

•	Distribution Election Form;

•	Application to Establish an Individual Retirement Account with Sterling Trust Company; and

•	Postage Paid Return Envelope.
If you did not receive one or more of those items in this mailing, please contact 1-800-388-4015 to obtain the necessary information and forms. You will be separately mailed a Proxy Statement/Prospectus and other information concerning the merger.
Your Distribution Election Form must be returned by May 5, 2008. Participants who have not returned a Distribution Election Form by that date will be deemed to have made the Default Election described below. You must also have established an individual retirement account by that date if you want to roll over any portion of your distribution to an IRA. Do not return this Distribution Information Summary or the Special Tax Notice Regarding Plan Payments.
This Distribution Information Summary and the accompanying Distribution Election Form are intended for use only by employees of the Company. If you receive this Distribution Information Summary or the accompanying Distribution Election Form and are not a current employee of the Company (that is, if you are a former employee, the beneficiary of a deceased employee or the alternate payee of an employee or former employee), an incorrect form has been sent to you. Please call 1-800-388-4015 to obtain the correct form. In addition, if you terminate employment before the merger, you should call the above number to obtain the appropriate Distribution Election Form. If you are not a current employee of the Company on the effective date of the merger but elect on this form to transfer (roll over) your 401(k) Accounts to the RBC — U.S.A. Retirement Savings Plan (the “RBC Plan”), your election will be treated as an invalid election to that extent and you will be deemed to have made the Default Election described below of your 401(k) Accounts.
ELECTING A DISTRIBUTION OR TRANSFER OF YOUR ACCOUNTS—GENERAL INFORMATION
•	The elections you make concerning your distribution have important financial and tax consequences. Therefore, carefully review all of the information distributed to you concerning the distribution of your Accounts in the Plan before making an election. This includes the Special Tax Notice Regarding Plan Payments that is enclosed and the Proxy Statement/Prospectus that will be mailed separately to you.
•	Review the Distribution Election Form carefully. The Distribution Election Form requires you to make separate elections with respect to the 401(k) Component and the ESOP Component of the Plan. Be sure to make elections with respect to both components if you have an account balance in each.

•	To elect the manner of distribution of your Accounts, you must complete the Distribution Election Form and return it to the Plan’s recordkeeper. You should retain a copy of the Distribution Election Form for your records. You may return the Distribution Election Form by mail, by facsimile or as an attachment to an e-mail as follows:

Return by Mail to:	Return by Fax to:	Return by E-mail to:
Leggette Actuaries	1-214-528-8867	Ferrisbakerbenefits@leggette.com
4131 North Central
Expressway Suite 1100
Dallas, Texas 75204
Attention: Tuyen Tran
If you return your Distribution Election Form by mail, you should allow sufficient time for it to arrive by May 5, 2008. If you have any questions concerning the Distribution Election Form, please call 1-800-388-4015.
•	If you elect to roll over any part of your accounts to an individual retirement account (IRA), you will be required by the custodian or trustee of that IRA to execute additional documentation. If you want to establish a Rollover IRA with the Sterling Trust Company to hold the distribution of your ESOP Accounts, you may use the enclosed forms to do so. Your completed application should be included with the Distribution Election Form that you return to the recordkeeper. Do NOT send the IRA application form directly to Sterling Trust Company. If you want to establish a Rollover IRA with RBC to hold the distribution of your 401(k) Accounts, you may obtain the necessary forms and instructions at www.rbc-information.com/fbw/. You will need to use the User ID: RBCWM; and the password RBC2008.
INFORMATION ON THE DISTRIBUTION OR TRANSFER OF YOUR ESOP ACCOUNTS
•	As is described in further detail in the Proxy Statement/Prospectus, some of the RBC common shares that may be distributable to you will not be distributed immediately after consummation of the merger. Instead, certain RBC common shares (called the “Holdback Amount”) will be withheld pending finalization of certain post-closing adjustments and certain other RBC common shares will be deposited in an Escrow Account to satisfy certain expenses and claims for indemnification that may arise under the Merger Agreement. You should refer to the Proxy Statement/Prospectus for information on the Holdback Amount and the Escrow Account. The number of RBC common shares distributable to you, if any, out of the Escrow Account will not be known until the Escrow Account is closed. This is expected to be at least two (2) years from closing of the merger. Your right to receive any contingent RBC common shares (the Holdback Amount or from the Escrow Account) may not be sold by you until, or if, the RBC common shares are distributed to you from the Holdback Amount or the Escrow Account. These contingent RBC common shares are not otherwise transferable except by operation of law, by will, or to a self-directed IRA.
•	You must either roll over your ESOP Accounts to an IRA established with Sterling Trust Company as Custodian or a take a direct distribution. You may make different elections for different portions of your ESOP Accounts. Your ESOP Accounts may not be rolled over to the RBC Plan or to an RBC IRA.
•	If you have attained age 59 1/2 or separate from service by the date of distribution, you may be eligible to elect to be taxed at the time of distribution only on the Plan’s cost basis in the shares distributed to you from the ESOP Component of the Plan. You may exclude the difference between that amount and the fair market value of the shares on that date (known as “Net Unrealized Appreciation”) from your income. This may be a significant benefit to you. Currently, the average cost basis of the shares acquired by the Plan for each year ranges from $4.36 per share in 1975 to $201.62 per share in 2007. The average cost basis that applies to the shares in your ESOP Accounts will depend on the years during which you participated in the Plan. Information on the range of values of a share of stock in connection with the merger is contained in the Proxy Statement/Prospectus. You are not eligible to exclude Net Unrealized Appreciation from your income in a subsequent distribution to the extent that you roll over the shares to an IRA. You should refer to the Special Tax Notice Regarding Plan Payments that accompanies this Distribution Election Form and consult with your tax adviser to determine if this would be advantageous for you. If you believe that you may want to take advantage of the exclusion of Net Unrealized Appreciation, you should call 1-800-388-4015 and ask for an individual calculation of the Plan’s cost basis in the shares in your ESOP Accounts. The result may be more or less than the above estimated average basis.
INFORMATION ON THE DISTRIBUTION OR TRANSFER OF YOUR 401(k) ACCOUNTS
•	You must either roll over your 401(k) Accounts to the RBC Plan or to an IRA established with RBC or take a direct distribution. You may make different elections for different portions of your 401(k) Accounts. If you do not intend to continue employment with the Company or RBC after the merger, you should not elect a rollover to the RBC Plan.
•	If you have made Roth Contributions (after-tax elective deferrals) to the Plan, you may transfer those contributions to the RBC Plan, if you are otherwise eligible to do so, or take a direct distribution of those contributions. If the Roth Contributions are distributed to you, the earnings on the contributions will be subject to income tax and may be subject to a 10 percent penalty tax. Separate elections must be made on your Distribution Election Form with respect to your Roth Contributions. Roth Contributions may not be rolled over to a traditional (non-Roth) IRA.
•	You may transfer all or a portion of your 401(k) Accounts, whether attributable to regular (pre-tax) elective deferrals or Roth Contributions, to a Roth IRA only if you meet certain limitations on your modified adjusted gross income and tax filing status. In the case of pre-tax elective deferrals, the amount of the distribution would be includible in your taxable income. Withholding is not required but you may ask the plan administrator to withhold taxes voluntarily. You should check with your tax adviser concerning the advisability and consequences of such action.
•	If you have an outstanding loan under the Plan, you may roll over the loan to the RBC Plan. If you do so, you must also roll over the remainder of your 401(k) Accounts to the RBC Pan. You may be required to execute new documentation for the loan and to make up any missed payments. Participant loans may not be rolled over to an IRA. However, to the extent that you transfer to an IRA an amount in cash equal to the defaulted loan, you may avoid income taxation on the loan provided the transfer is made within 60 days after your 401(k) Accounts are distributed.
DEFAULT ELECTION
If you (i) do not make an election with respect to the 401(k) Component of the Plan, (ii) do not return a Distribution Election Form by May 5, 2008, or (iii) return a Distribution Election Form for Current Employees electing a transfer of your 401(k) Accounts to the RBC Plan but are not an employee of the Company on the effective date of the merger, your 401(k) Accounts will be liquidated and, except for any defaulted loan, transferred to an IRA established with Sterling Trust Company and will be invested in instruments that are designed to preserve principal and provide a reasonable rate of return, seek to maintain a value equal to the amount invested, and are offered by a State or Federally regulated financial institution. Examples of these investments include money market funds, savings accounts, certificates of deposit and stable value products.
If you (i) do not make and election with respect to the ESOP Component of the Plan or (ii) do not return a Distribution Election Form by May 5, 2008, the shares of RBC common stock issued with respect to your ESOP Accounts will similarly be transferred to a Sterling Trust Company IRA and will be sold as soon as practical and invested in the same manner. Because your interest in the Holdback Amount and Escrow Account will be, with minor exceptions, not transferable, that interest will remain in the IRA in that form until, or if, the Holdback Amount and Escrow Account are distributed. Otherwise, if a default IRA is established, the investments may be changed at any time by the participant whose benefit is transferred to the IRA.
ADDITIONAL INFORMATION
RBC intends to file a registration statement on Form F-4 in connection with the merger transaction, and Ferris, Baker Watts, Incorporated (“FBW”) intends to mail a Proxy Statement/Prospectus to FBW’s securityholders in connection with the transaction. You are urged to read the Proxy Statement/Prospectus when it becomes available, and prior to returning your Distribution Election Form included herewith, because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction and related matters. When available, securityholders may obtain a free copy of the Form F-4 and the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or from RBC or FBW.
Safe Harbor Regarding Forward-Looking Statements
Certain statements contained in this information summary may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and Royal Bank of Canada and Ferris, Baker Watts, Incorporated intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include but are not limited to statements with respect to the acquisition of FBW by RBC. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could” or “would.”
By their very nature, forward-looking statements require RBC and FBW to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and other forward-looking information, including statements about the acquisition of FBW by RBC, will not be achieved. RBC and FBW caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to the difficulties encountered in preparing, filing and amending as needed the applicable registration statement to be filed with and processed by the SEC and in disseminating the related Proxy Statement/Prospectus to FBW’s securityholders; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that RBC and FBW may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval; the fact that the calculation of the value of the merger consideration will be based on facts unknown until at or after closing of the merger; the possibility of claims for indemnification that may reduce or delay distributable merger consideration; or that the anticipated benefits of the transaction are not realized. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in the Form F-4 relating to the transaction when filed. Except as required by law, RBC, its subsidiaries and FBW assume no obligation to update the forward-looking statements contained in this information summary.

FERRIS, BAKER WATTS, INCORPORATED
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
DISTRIBUTION INFORMATION SUMMARY
FOR FORMER EMPLOYEES, BENEFICIARIES AND ALTERNATE PAYEES
REASON FOR DISTRIBUTION
The Ferris, Baker Watts, Incorporated 401(k) Employee Stock Ownership Plan (the “Plan”) is being terminated in connection with the merger of Ferris, Baker Watts, Incorporated (the “Company”) with a subsidiary of Royal Bank of Canada (“RBC”). All accounts in the Plan must be distributed before the merger becomes effective. To enable you to elect the manner of payment of your Accounts under the Plan the following information is being provided:
•	This Distribution Information Summary;

•	Special Tax Notice Regarding Plan Payments;

•	Distribution Election Form;

•	Application to Establish an Individual Retirement Account with Sterling Trust Company; and

•	Postage Paid Return Envelope.
If you did not receive one or more of those items in this mailing, please contact 1-800-388-4015 to obtain the necessary information and forms. You will be separately mailed a Proxy Statement/Prospectus and other information concerning the merger.
Your Distribution Election Form must be returned by May 5, 2008. Participants who have not returned a Distribution Election Form by that date will be deemed to have made the Default Election described below. You must also have established an individual retirement account by that date if you want to roll over any portion of your distribution to an IRA. Do not return this Distribution Information Summary or the Special Tax Notice Regarding Plan Payments.
This Distribution Information Summary and the accompanying Distribution Election Form are intended for use only by former employees, beneficiaries of deceased employees and alternate payees of employees or former employees of the Company. If you are not in any of those categories, for example, if you are a current employee of the Company, an incorrect form has been sent to you. Please call 1-800-388-4015 to obtain the correct form. If you make a distribution election on an incorrect form, your election will be treated as an invalid election and you will be deemed to have made the Default Election described below.
ELECTING A DISTRIBUTION OR TRANSFER OF YOUR ACCOUNTS—GENERAL INFORMATION
•	The elections you make concerning your distribution have important financial and tax consequences. Therefore, carefully review all of the information distributed to you concerning the distribution of your Accounts in the Plan before making an election. This includes the Special Tax Notice Regarding Plan Payments that is enclosed and the Proxy Statement/Prospectus that will be mailed separately to you.
•	Review the Distribution Election Form carefully. The Distribution Election Form requires you to make separate elections with respect to the 401(k) Component and the ESOP Component of the Plan. Be sure to make elections with respect to both components if you have an account balance in each.
•	To elect the manner of distribution of your Accounts, you must complete the Distribution Election Form and return it to the Plan’s recordkeeper. You should retain a copy of the Distribution Election Form for your records. You may return the Distribution Election Form by mail, by facsimile or as an attachment to an e-mail as follows:

Return by Mail to:	Return by Fax to:	Return by E-mail to:
Leggette Actuaries	1-214-528-8867	Ferrisbakerbenefits@leggette.com
4131 North Central
Expressway Suite 1100
Dallas, Texas 75204
Attention: Tuyen Tran
If you return your Distribution Election Form by mail, you should allow sufficient time for it to arrive by May 5, 2008. If you have any questions concerning the Distribution Election Form, please call 1-800-388-4015.
•	If you elect to roll over any part of your accounts to an individual retirement account (IRA), you will be required by the custodian or trustee of that IRA to execute additional documentation. If you want to establish a Rollover IRA with the Sterling Trust Company to hold a distribution from the Plan, you may use the enclosed forms to do so. Your completed application should be included with the Distribution Election Form that you return to the recordkeeper. Do NOT send the IRA application form directly to Sterling Trust Company. If you want to establish a Rollover IRA with RBC to hold the distribution of your 401(k) Accounts, you may obtain the necessary forms and instructions at www.rbc-information.com/fbw/. You will need to use the User ID: RBCWM; and the password RBC2008.
INFORMATION ON THE DISTRIBUTION OR TRANSFER OF YOUR ESOP ACCOUNTS
•	As is described in further detail in the Proxy Statement/Prospectus, some of the RBC common shares that may be distributable to you will not be distributed immediately after consummation of the merger. Instead, certain RBC common shares (called the “Holdback Amount”) will be withheld pending finalization of certain post-closing adjustments and certain other RBC common shares will be deposited in an Escrow Account to satisfy certain expenses and claims for indemnification that may arise under the Merger Agreement. You should refer to the Proxy Statement/Prospectus for information on the Holdback Amount and the Escrow Account. The number of RBC common shares distributable to you, if any, out of the Escrow Account will not be known until the Escrow Account is closed. This is expected to be at least two (2) years from closing of the merger. Your right to receive any contingent RBC common shares (the Holdback Amount or from the Escrow Account) may not be sold by you until, or if, the RBC common shares are distributed to you from the Holdback Amount or the Escrow Account. These contingent RBC common shares are not otherwise transferable except by operation of law, by will, or to a self-directed IRA.
•	You must select one of the following 4 alternatives with respect to the ESOP Component of the Plan:
•	Rollover to an IRA established with Sterling Trust Company as Custodian;

•	Rollover to an IRA established with another custodian or trustee;

•	Rollover to an eligible employer plan of your current employer under which you will be responsible for the direction of the investment of your rollover account; and

•	Direct distribution to you.
•	You may make different elections for different portions of your ESOP Accounts.
•	The Company has made arrangements with Sterling Trust Company to receive a rollover contribution of the RBC shares issuable to you as well as your contingent interest in the Holdback Amount and Escrow Account. You are not required use the services of Sterling Trust Company for the rollover of your ESOP Accounts. However, the Plan Administrator believes that you may have difficulty finding another IRA or a plan that will accept a rollover of your interest in the Holdback Amount and the Escrow Account or to hold that interest separately from the RBC shares distributed to you (or their proceeds). Therefore, before designating any other IRA or a plan, you should verify that the custodian or trustee understands the nature of your interest in the Holdback Amount and the Escrow Account and has agreed to act as custodian or trustee of it.
•	If you will have attained age 59 1/2 by the date of distribution, are the beneficiary of a deceased employee, or are a former employee that has separated from service, you may be eligible to elect to be taxed at the time of distribution only on the Plan’s cost basis in the shares distributed to you from the ESOP Component of the Plan. Alternate payees should check with their tax advisors to determine whether they are eligible for this benefit. If you are eligible for this benefit, you may exclude the difference between that amount and the fair market value of the shares on that date (known as “Net Unrealized Appreciation”) from your income. This may be a significant benefit to you. Currently, the average cost basis of the shares acquired by the Plan for each year ranges from $4.36 per share in 1975 to $201.62 per share in 2007. The average cost basis that applies to the shares in your ESOP Accounts will depend on the years during which you participated in the Plan. Information on the range of values of a share of stock in connection with the merger is contained in the Proxy Statement/Prospectus. You are not eligible to exclude Net Unrealized Appreciation from your income in a subsequent distribution to the extent that you roll over the shares to an IRA or an eligible employer plan. You should refer to the Special Tax Notice Regarding Plan Payments that accompanies this Distribution Election Form and consult with your tax adviser to determine if this would be advantageous for you. If you believe that you may want to take advantage of the exclusion of Net Unrealized Appreciation, you should call 1-800-388-4015 and ask for an individual calculation of the Plan’s cost basis in the shares in your ESOP Accounts. The result may be more or less than the above estimated average basis.
INFORMATION ON THE DISTRIBUTION OR TRANSFER OF YOUR 401(k) ACCOUNTS
•	You must select one of the following 3 alternatives with respect to your 401(k) Accounts:
•	Rollover to an IRA of your choice (this may include RBC or Sterling Trust Company);

•	Rollover to an eligible employer plan of your current employer; and

•	Direct distribution to you.
      You may make different elections for different portions of your 401(k) Accounts.
•	If you have made Roth Contributions (after-tax elective deferrals) to the Plan, you may transfer those contributions to a 401(k) plan sponsored by your current employer (if it accepts Roth rollovers) or to a Roth IRA (if you are otherwise eligible to do so), or take a direct distribution of those contributions. If the Roth Contributions are distributed to you, the earnings on the contributions will be subject to income tax and may be subject to a 10 percent penalty tax unless an exception applies. Separate elections must be made below with respect to your Roth Contributions. Roth Contributions may not be rolled over to a traditional (non-Roth) IRA.
•	You may transfer all or a portion of your 401(k) Accounts, whether attributable to regular (pre-tax) elective deferrals or Roth Contributions, to a Roth IRA only if you meet certain limitations on your modified adjusted gross income and tax filing status. In the case of pre-tax elective deferrals, the amount of the distribution would be includible in your taxable income. Withholding is not required but you may ask the plan administrator to withhold taxes voluntarily. You should check with your tax adviser concerning the advisability and consequences of such action.
•	If you have an outstanding loan under the Plan, you may be able to roll over the loan to your current employer’s plan. You should check with your current employer to see if this is permissible and if any other requirements must be satisfied. Participant loans may not be rolled over to an IRA. However, to the extent that you transfer to an IRA an amount in cash equal to the defaulted loan, you may avoid income taxation on the loan provided the transfer is made within 60 days after your 401(k) Accounts are distributed.

DEFAULT ELECTION
If you (i) do not make an election with respect to the 401(k) Component of the Plan, (ii) do not return a Distribution Election Form by May 5, 2008, or (iii) return a Distribution Election Form for Current Employees electing a transfer of your 401(k) Accounts to the RBC Plan but are not an employee of the Company on the effective date of the merger, your 401(k) Accounts will be liquidated and, except for any defaulted loan, transferred to an IRA established with Sterling Trust Company and will be invested in instruments that are designed to preserve principal and provide a reasonable rate of return, seek to maintain a value equal to the amount invested, and are offered by a State or Federally regulated financial institution. Examples of these investments include money market funds, savings accounts, certificates of deposit and stable value products.
If you (i) do not make and election with respect to the ESOP Component of the Plan or (ii) do not return a Distribution Election Form by May 5, 2008, the shares of RBC common stock issued with respect to your ESOP Accounts will similarly be transferred to a Sterling Trust Company IRA and will be sold as soon as practical and invested in the same manner. Because your interest in the Holdback Amount and Escrow Account will be, with minor exceptions, not transferable, that interest will remain in the IRA in that form until, or if, the Holdback Amount and Escrow Account are distributed. Otherwise, if a default IRA is established, the investments may be changed at any time by the participant whose benefit is transferred to the IRA.
ADDITIONAL INFORMATION
RBC intends to file a registration statement on Form F-4 in connection with the merger transaction, and Ferris, Baker Watts, Incorporated (“FBW”) intends to mail a Proxy Statement/Prospectus to FBW’s securityholders in connection with the transaction. You are urged to read the Proxy Statement/Prospectus when it becomes available, and prior to returning your Distribution Election Form included herewith, because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction and related matters. When available, securityholders may obtain a free copy of the Form F-4 and the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or from RBC or FBW.
Safe Harbor Regarding Forward-Looking Statements
Certain statements contained in this information summary may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and Royal Bank of Canada and Ferris, Baker Watts, Incorporated intend that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements include but are not limited to statements with respect to the acquisition of FBW by RBC. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could” or “would.”
By their very nature, forward-looking statements require RBC and FBW to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations and other forward-looking information, including statements about the acquisition of FBW by RBC, will not be achieved. RBC and FBW caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to the difficulties encountered in preparing, filing and amending as needed the applicable registration statement to be filed with and processed by the SEC and in disseminating the related Proxy Statement/Prospectus to FBW’s securityholders; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that RBC and FBW may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval; the fact that the calculation of the value of the merger consideration will be based on facts unknown until at or after closing of the merger; the possibility of claims for indemnification that may reduce or delay distributable merger consideration; or that the anticipated benefits of the transaction are not realized. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in the Form F-4 relating to the transaction when filed. Except as required by law, RBC, its subsidiaries and FBW assume no obligation to update the forward-looking statements contained in this information summary.